Canada Jetlines Ltd.
(formerly "Jet Metal Corp.")
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2017
Date Prepared: March 30, 2017

GENERAL

This Management Discussion & Analysis ("MD&A") is intended to supplement and complement the condensed interim consolidated financial statements and accompanying notes of Canada Jetlines Ltd. (formerly "Jet Metal Corp.") (the "Company" or "Jetlines") for the nine month period ended January 31, 2017. The information provided herein should be read in conjunction with the Company's audited consolidated financial statements for the year ended April 30, 2016, the Company's unaudited condensed interim consolidated financial statements for the nine month period ended January 31, 2017, and the accompanying notes thereto.

All dollar figures presented are expressed in Canadian dollars unless otherwise noted.  Financial statements and summary information derived therefrom are prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting.

Management is responsible for the preparation and integrity of the financial statements and MD&A, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  The Company's Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The Board's audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review the Company's statutory filings on www.sedar.com.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities laws. These forward-looking statements relate to future events or the future performance of the Company. All statements other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology. These forward-looking statements are only predictions. Actual events or results may differ materially. In addition, this MD&A may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions and known and unknown risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Forward-looking statements in this MD&A speak only as of the date of this MD&A.

Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: expectations as to future operations of the Company; the Company's anticipated financial performance following completion of the Transaction (as defined below); future development and growth prospects; expected operating costs, general and administrative costs, costs of services and other costs and expenses; ability to meet current and future obligations; ability to obtain equipment, services and supplies in a timely manner; and ability to obtain financing on acceptable terms or at all. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.  The Company cannot guarantee future results, levels of activity, performance or achievements.  Neither the Company nor any other person assumes responsibility for the outcome of the forward-looking statements.  Many of the risks and other factors are beyond the control of the Company, which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A.  The risks and other factors include, but are not limited to: failure to realize the anticipated benefits of the Transaction (as defined below); failure of the Company  to operate and grow the airline business effectively; the availability of financial resources to fund the Company's expenditures; competition for, among other things, capital reserves and skilled personnel; protection of intellectual property; third party performance of obligations under contractual arrangements; prevailing regulatory, tax and other applicable laws and regulations; stock market volatility and market valuations; uncertainty in global financial markets;  the successful negotiation

Canada Jetlines Ltd.
(formerly "Jet Metal Corp.")
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2017
Date Prepared: March 30, 2017

of the sale and leaseback of aircrafts; the completion of the financing necessary to commence airline operations; and the other factors described under the heading "Risk Factors" in this MD&A.

These factors should not be considered exhaustive. With respect to forward-looking statements contained in this MD&A, the Company has made assumptions regarding, among other things: the impact of increasing competition; conditions in general economic and financial markets; current technology; cash flow; future exchange rates; timing and amount of capital expenditures; effects of regulation by governmental agencies; future operating costs; and the Company's ability to obtain financing on acceptable terms. Readers are cautioned that the foregoing list of factors is not exhaustive and that additional information on these and other factors that could affect the Company's operations or financial results is discussed in this MD&A. The above summary of assumptions and risks related to forward-looking statements is included in this MD&A in order to provide readers with a more complete perspective on the future operations of the Company. Readers are cautioned that this information may not be appropriate for other purposes.

The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. The Company is not under any duty to update or revise any of the forward-looking statements except as expressly required by applicable securities laws.

DESCRIPTION OF BUSINESS
The Company was in the business of acquiring, exploring and evaluating mineral resource properties in North America.  Subsequent to the nine month period ended January 31, 2017, the Company completed an amalgamation and change of business to the airline industry and changed its name to "Canada Jetlines Ltd."  Effective February 28, 2017, the Company's principal business activity is the start-up of an ultra-low cost carrier ("ULCC") scheduled airline service.

The Company's common and variable voting shares trade on the TSX Venture Exchange (the "TSX-V" or the "Exchange") under the symbol "JET".  Subsequent to the nine month period ended January 31, 2017, the Company consolidated its outstanding common shares on the basis of one post-consolidation common share for every one and one-half (1.5) pre-consolidation common shares. It also restructured its share capital into two classes of shares: common voting shares and variable voting shares.  All references to share and per share amounts have been retroactively restated to reflect this share consolidation.

AMALGAMATION TRANSACTION

On April 12, 2016, the Company entered into a definitive agreement (the "Amalgamation Agreement") with Canada Jetlines Operations Ltd. (formerly "Canada Jetlines Ltd.") with respect to the amalgamation of Jetlines Operations and a wholly owned subsidiary of the Company (the "Transaction").  Jetlines Operations is a start-up airline aiming to become Canada's first ultra-low cost carrier.  Subsequent to the nine month period ended January 31, 2017, the Company and Jetlines Operations closed the Transaction, as discussed in "Subsequent Events".

Pursuant to the Amalgamation Agreement, prior to closing the Transaction the Company agreed to consolidate its issued and outstanding common shares on the basis of one post-consolidation common share for every one and one-half (1.5) pre-consolidation common shares; effect a continuance as a Federal corporation governed by the Canada Business Corporations Act; and issue one and one-half (1.5) common shares of the Company in exchange for every one common share of Jetlines Operations ("Jetlines Operations Share") held, provided that holders of Jetlines Operations Shares that are not Canadian shall receive variable voting common shares of the Company and holders of Jetlines Operations Shares that are Canadian shall receive common voting shares of the Company.

Outstanding warrants and stock options of the Company and Jetlines Operations automatically become exercisable for or can be exchanged for common shares of the Company, subject to all necessary adjustments to reflect the terms of the Transaction and subject to the terms governing the warrants and stock options.  As a result of the Transaction, all of the tangible and intangible assets of Jetlines Operations are owned by and held in the entity formed through the amalgamation of Jetlines Operations and a wholly owned subsidiary of the Company.

Canada Jetlines Ltd.
(formerly "Jet Metal Corp.")
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2017
Date Prepared: March 30, 2017

The Transaction was subject to financing which was completed by way of a public offering subsequent to the nine month period ended January 31, 2017 and the sale of 22,778,700 subscription receipts at a price of $0.30 per subscription receipt for gross proceeds in the amount of $6,833,610 (the "Public Offering").  The Company issued 22,778,700 units upon receipt of the net proceeds from the Public Offering on February 28, 2017.

On December 2, 2016, the Company received the official Ministerial Order ("Exemption Order") from the federal Minister of Transport, Marc Garneau providing for an exemption from current foreign ownership rules for Canadian airlines. The effect of the Exemption Order is that the parties will be permitted to conduct domestic air services while having up to 49% foreign voting interests, with no single foreign investor or its affiliates having more than a 25% voting interest. The Exemption Order was granted for a five-year term ending on December 1, 2021.

OUTLOOK

On February 28, 2017, the Company and Jetlines Operations closed the Transaction and concurrent financing for gross proceeds of $6,833,610.  The proceeds of the Public Offering will be used to further the business objectives of the Company in launching an ultra-low cost carrier airline in Canada, including advancing the licensing process, augmenting the leadership team with operations and commercial personnel, branding and marketing activities, as well as advancing internet, digital media and information technology systems initiatives.

EXPLORATION AND EVALUATION ASSETS

The Company holds exploration and evaluation properties in the province of Newfoundland and Labrador, Canada and the state of Wyoming, USA:
➢	Central Mineral Belt ("CMB") Uranium Project in Labrador
➢	Bootheel Uranium ("Bootheel") Project with UR-Energy USA, Inc. in Wyoming

As a result of closing the Transaction and changing its business to the airline industry, the Company is evaluating strategic opportunities with respect to selling or disposing of its exploration and evaluation assets.

Central Mineral Belt ("CMB") Project

The CMB Project is located in central Labrador and the claims are subject to a 2% Net Smelter Return Royalty ("NSR") payable to Silver Spruce Resources Inc. and a 2% NSR payable to Expedition Mining Inc. on 60% of any production from the property.  Further information on the CMB Project can be found in the NI 43-101 Technical Report dated April 16, 2015 which is available on SEDAR at www.sedar.com.

During the nine month period ended January 31, 2017, the Company incurred acquisition costs of $Nil (Year ended April 30, 2016 - $Nil) and exploration and evaluation expenses of $Nil (January 31, 2016 - $17,950) related to property claim maintenance.

Bootheel Uranium Project

The Bootheel property is currently owned by the Bootheel Project LLC of which the Company currently has an 81% interest, subject to certain royalties.  The remaining 19% ownership of The Bootheel Project, LLC is held by UR-Energy USA Inc. ("URE").  Further information on the Bootheel Uranium Project can be found in the NI 43-101 Technical Report dated May 20, 2015 which is available on SEDAR at www.sedar.com.

Canada Jetlines Ltd.
(formerly "Jet Metal Corp.")
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2017
Date Prepared: March 30, 2017

During the nine month period ended January 31, 2017, the Company incurred acquisition costs of $Nil (Year ended April 30, 2016 - $Nil) related to the Bootheel Uranium Project.  During the nine month period ended January 31, 2017, the Company continued to focus on maintaining the claims in good standing, incurring net costs of $22,165 (January 31, 2016 - $27,546).  Exploration and evaluation expenditures related to the Bootheel Uranium Project include administrative costs of $25,360 (January 31, 2016 - $22,549) for insurance and renewals of claims and leases, and reporting costs of $Nil (January 31, 2016 - $9,980) to update the NI 43-101 Technical Report.  These exploration and evaluation expenses were partially offset by recoveries of $3,195 (January 31, 2016 - $4,983) in relation to URE's portion of exploration and evaluation expenditures incurred on the Bootheel Uranium Project.

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

Results of operations for the nine month period ended January 31, 2017 compared to the nine month period ended January 31, 2016:

For the nine month period ended January 31, 2017, the Company reported a net loss of $736,729 or $0.04 per common share, compared to a net loss of $336,849 or $0.02 per common share for the same period of the prior year.  The increase in net loss of $399,880 is primarily attributable to increased corporate activities in connection with the Transaction, including business development costs, professional fees, regulatory and filing fees and personnel costs.

The Company incurred business development expenses in the amount of $231,565 during the nine month period ended January 31, 2017 in connection with the Transaction, as discussed in detail under the heading "Amalgamation Transaction".  Business development expenses include amounts relating to external consulting and travel.  There were no business development expenses incurred during the nine month period ended January 31, 2016.

During the nine month period ended January 31, 2017, the Company incurred exploration and evaluation expenses in the amount of $22,165 (January 31, 2016 - $45,496).  The total decrease in exploration and evaluation expenses of $23,331 is due to the Company updating technical reports on the Bootheel Uranium Project and claim maintenance on the CMB Project during the nine month period ended January 31, 2016.  Details of exploration and evaluation activities are further discussed under the heading "Exploration and Evaluation Assets".

The Company earned finance income during the nine month period ended January 31, 2017 in the amount of $21,096 (January 31, 2016 - $16,537).  For the nine month period ended January 31, 2017, finance income included interest earned on excess cash on hand in the amount of $6,680 (January 31, 2016 - $16,537) and interest accrued on a loan receivable due from Jetlines Operations in the amount of $14,416 (January 31, 2016 - $Nil).  Interest earned on excess cash on hand decreased by $9,857 as a result of decreased cash and cash equivalents balances.  Accrued interest on the loan receivable due from Jetlines Operations increased by $14,416 as the loan originated in February 2016.

During the nine month period ended January 31, 2017, the Company recorded a foreign exchange loss in the amount of $392 (January 31, 2016 - $2,986) in relation to transactions and balances denominated in US dollars and the effects of fluctuations of the US dollar relative to the Canadian dollar.

Investor relations for the nine month period ended January 31, 2017 increased slightly to $6,177 from $5,451 incurred in the same period of the prior year. Investor relations expenses consist of the cost of news releases, website maintenance and hosting and printing.

Office and administration expenses for the nine month period ended January 31, 2017 in the amount of $23,375 (January 31, 2016 - $74,383) decreased by $51,008 compared to the same period of the prior year and is attributable to reductions in insurance costs, usage of shared office facilities and offsite storage costs.

During the nine month period ended January 31, 2017, the Company incurred professional fees in the amount of $33,227 (January 31, 2016 - $24,250) which includes accounting and audit fees and legal fees.  The increase in professional fees of $8,977 relates to the completion of review engagement by the Company's auditors for inclusion in filing documents with respect to the Transaction.

Canada Jetlines Ltd.
(formerly "Jet Metal Corp.")
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2017
Date Prepared: March 30, 2017

Transfer agent and filing fees increased to $108,035 for the nine month period ended January 31, 2017 compared to $59,373 for the same period of the prior year.  The increase in transfer agent and filing fees of $48,662 is attributable to regulatory costs incurred with respect to the Transaction, including shareholder meeting costs and filing fees.

The Company incurred wages and salaries expenses for the nine month period ended January 31, 2017 in the amount of $332,889 (January 31, 2016 - $100,859), an increase of $232,030 compared to the same period of the prior year.  The increase in personnel costs is a result of the Transaction, including the preparation of agreements, filing documents and shareholder meeting materials.

Other Expenses

During the nine month period ended January 31, 2016, the Company sold exploration equipment and storage containers with net book values of $66,091 and $2,682, respectively, for proceeds of $35,000, resulting in a loss on disposal of $33,773.  The Company also recorded an impairment of property and equipment in relation to obsolete exploration equipment with a net book value of $1,802 and recoverable amount of $Nil, resulting in an impairment loss of $1,802.

Working Capital

As at January 31, 2017, the Company had working capital of $643,082 compared to working capital of $1,380,210 as at April 30, 2016. The decrease in working capital of $737,128 is attributable to net loss from operating items for the nine month period ended January 31, 2017.  Refer to "Statement of Financial Position Information" for further details with respect to account balance changes for the nine month period ended January 31, 2017.

Details of the Company's plans with respect to its working capital are further discussed in "Outlook" and "Liquidity and Capital Resources".

SUMMARY OF QUARTERLY RESULTS

The following table summarizes the Company's financial operations for the last eight quarters.  For more detailed information, please refer to the consolidated financial statements.

Description	Q3 January 31, 2017 ($)	Q2 October 31, 2016 ($)	Q1 July 31, 2016 ($)	Q4 April 30, 2016 ($)
Loss from operations Loss Loss per share	(252,930) (252,930) (0.01)	(197,491) (197,491) (0.01)	(286,308) (286,308) (0.01)	(2,759,799) (2,781,760) (0.10)

Description	Q3 January 31, 2016 ($)	Q2 October 31, 2015 ($)	Q1 July 31, 2015 ($)	Q4 April 30, 2015 ($)
Loss from operations Loss Loss per share	(93,121) (93,121) (0.00)	(119,127) (154,702) (0.01)	(89,026) (89,026) (0.00)	(126,825) (167,836) (0.01)

Historical quarterly results of operations and loss per share data do not necessarily reflect any recurring expenditure patterns or predictable trends.

Canada Jetlines Ltd.
(formerly "Jet Metal Corp.")
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2017
Date Prepared: March 30, 2017

Loss from continuing operations incurred from the quarter ended April 30, 2015 to the quarter ended January 31, 2016 reflects decreased overall Company activities as the Company attempted to maintain low levels of expenditures due to challenging market conditions.  The increased loss from continuing operations for the quarter ended April 30, 2016 is due to the Company recording an impairment of exploration and evaluation assets in the amount of $2,509,791 related to the CMB Property and focusing on the Transaction.  During the quarters ended July 31, 2016 to January 31, 2017, the Company continued to focus on advancing the Transaction.

THIRD QUARTER

Results of operations for the three month period ended January 31, 2017 compared to the three month period ended January 31, 2016:

For the three month period ended January 31, 2017, the Company reported a net loss of $252,930 or $0.01 per common share, compared to a net loss of $93,121 or $Nil per common share for the same period of the prior year.  The increase in net loss of $159,809 is primarily attributable to increased corporate activities in connection with the Transaction, including business development costs, regulatory and filing fees and personnel costs.

The Company incurred business development expenses in the amount of $65,063 during the three month period ended January 31, 2017 in connection with the Transaction, as discussed in detail under the heading "Amalgamation Transaction".  Business development expenses include amounts relating to external consulting and travel.  There were no business development expenses incurred during the three month period ended January 31, 2016.

During the three month period ended January 31, 2017, the Company incurred exploration and evaluation expenses in the amount of $7,567 (January 31, 2016 - $7,722) which related to the Bootheel Uranium Project.  Details of exploration and evaluation activities are further discussed under the heading "Exploration and Evaluation Assets".

The Company earned finance income during the three month period ended January 31, 2017 in the amount of $6,518 (January 31, 2016 - $4,291).  For the three month period ended January 31, 2017, finance income included interest earned on excess cash on hand in the amount of $1,407 (January 31, 2016 - $4,291) and interest accrued on a loan receivable due from Jetlines Operations in the amount of $5,111 (January 31, 2016 - $Nil).  Interest earned on excess cash on hand decreased by $2,884 as a result of decreased cash and cash equivalents balances.  Accrued interest on the loan receivable due from Jetlines Operations increased by $5,111 as the loan originated in February 2016.

During the three month period ended January 31, 2017, the Company recorded a foreign exchange gain in the amount of $1,862 (January 31, 2016 - loss of $1,282) in relation to transactions and balances denominated in US dollars and the effects of fluctuations of the US dollar relative to the Canadian dollar.

Investor relations for the three month period ended January 31, 2017 increased to $4,085 from $572 incurred in the same period of the prior year.  The increase in investor relation expenses in the amount of $3,513 is attributable to increased investor communications during the period.  Investor relations expenses consist of the cost of news releases, website maintenance and hosting and printing.

Office and administration expenses for the three month period ended January 31, 2017 in the amount of $10,350 (January 31, 2016 - $21,761) decreased by $11,411 compared to the same period of the prior year and is attributable to reductions in insurance costs, usage of shared office facilities and offsite storage costs.

During the three month period ended January 31, 2017, the Company incurred professional fees in the amount of $8,536 (January 31, 2016 - $8,580) which includes accounting and audit fees and legal fees.

Transfer agent and filing fees for the three month period ended January 31, 2017 in the amount of $29,436 (January 31, 2016 - $23,005) increased by $6,431 compared to the same period of the prior year and is attributable to increased filing fees incurred with respect to the Transaction.

Canada Jetlines Ltd.
(formerly "Jet Metal Corp.")
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2017
Date Prepared: March 30, 2017

The Company incurred wages and salaries expenses for the three month period ended January 31, 2017 in the amount of $136,273 (January 31, 2016 - $34,490), an increase of $101,783 compared to the same period of the prior year.  The increase in personnel costs is a direct result of the Transaction.

LIQUIDITY AND CAPITAL RESOURCES

As of January 31, 2017, the Company had cash and cash equivalents of $867,453 (April 30, 2016 - $1,651,472) and working capital of $643,082 (April 30, 2016 - $1,380,210).  The decrease in working capital of $737,128 is attributable to net loss from operating items for the nine month period ended January 31, 2017.  Changes in current asset and current liabilities accounts are discussed in "Statement of Financial Position Information".

At present the Company has no current operating income or cash flows. The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms.  See "Risk Factors".

On February 28, 2017, the Company and Jetlines Operations closed the Transaction and concurrent financing for gross proceeds of $6,833,610.  The proceeds will be used to further the business objectives of the Company in launching an ultra-low cost carrier airline in Canada, including advancing the licensing process, augmenting the leadership team with operations and commercial personnel, branding and marketing activities, as well as advancing internet, digital media and information technology systems initiatives.  With the closing of the Transaction and completion of the concurrent equity financing, the Company has sufficient funds to maintain its operations and activities for the next 12 months.

The Company's cash and cash equivalents are held in a Schedule 1 Canadian financial institution and its affiliated brokerage house in highly liquid accounts and interest bearing investments.  No amounts have been or are invested in asset-backed commercial paper.

To date, the Company's operations have been almost entirely financed from equity financings. The Company will continue to identify financing opportunities in order to provide additional financial flexibility.  While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future.

Cash Flows

The Company's cash flows for the nine month periods ended January 31, 2017 and 2016 are summarized as follows:

	January 31, 2017	January 31, 2016
Cash used in operating activities	$(700,419)	$(356,076)
Cash provided by (used in) investing activities	(83,600)	35,000
Change in cash and cash equivalents during the period	(784,019)	(321,076)
Cash and cash equivalents, beginning of the period	1,651,472	2,350,202
Cash and cash equivalents, end of the period	$867,453	$2,029,126

Operating Activities

Cash used in operating activities adjusts loss for the period for non-cash items including, but not limited to, depreciation of property and equipment, accrued interest, asset impairment losses, gains and losses realized on asset disposals, and unrealized gains and losses.  Cash used in operating activities also reflects changes in working capital items, such as amounts receivable, prepaid expenses and amounts payable, which fluctuate in a manner that does not necessarily reflect predictable patterns for the overall use of cash, the generation of which depends almost entirely on sources of external financing to fund operations.

Canada Jetlines Ltd.
(formerly "Jet Metal Corp.")
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2017
Date Prepared: March 30, 2017

Investing Activities

During the nine month period ended January 31, 2017, investing activities consisted of a loan advanced to Jetlines Operations in the amount of $83,600.

During the nine month period ended January 31, 2016, investing activities consisted of a sale of property and equipment for gross proceeds of $35,000.

Financing Activities

There were no financing activities for the nine month periods ended January 31, 2017 or 2016.

STATEMENT OF FINANCIAL POSITION INFORMATION

	As at January 31, 2017	As at April 30, 2016

Cash and cash equivalents	$867,453	$1,651,472
Loan receivable	215,529	117,513
Other receivables	11,794	24,263
Available-for-sale investment	200,000	200,000
Prepaid expenses	26,682	41,893
Deposit	100,000	100,000
Reclamation bonds	10,815	10,416
Total Assets	$1,432,273	$2,145,557

Payables and accrued liabilities	$225,731	$199,687
Due to related parties	252,645	255,244
Future reclamation provisions	20,807	20,807
Capital stock	90,663,999	90,663,999
Reserves	21,475,351	21,475,351
Deficit	(111,206,260)	(110,469,531)
Total Liabilities and Equity	$1,432,273	$2,145,557

Assets

Cash and cash equivalents decreased by $784,019 during the nine month period ended January 31, 2017 as a result of operating activities and additional amounts advanced to Jetlines Operations, as detailed in "Liquidity and Capital Resources".

Loan receivable increased by $98,016 during the nine month period ended January 31, 2017, due to advances and accrued interest in the amounts of $83,600 and $14,416, respectively, which are due from Jetlines Operations.

Other receivables decreased by $12,469 during the nine month period ended January 31, 2017 due to Goods and Services Tax refunds received, net of input tax credits incurred, and accrued interest income received related to interest bearing short-term investments.

As at January 31, 2017, available-for-sale investment consists of 1,000,000 common shares of Voleo, Inc. which have an aggregate purchase price of $200,000 and were purchased by the Company during the year ended April 30, 2015.  The investment in Voleo, Inc. is carried at cost on the basis that the common shares do not have a quoted market price in an active market and the fair value cannot be reliably measured.

Canada Jetlines Ltd.
(formerly "Jet Metal Corp.")
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2017
Date Prepared: March 30, 2017

As at January 31, 2017, prepaid expenses decreased by $15,211 compared to the balance as at April 30, 2016 due to the amortization of prepaid expenses for the period, net of additions related to renewing directors' and officers' insurance and maintaining annual claims for the Bootheel Uranium Project.

The balance of the non-current deposit in the amount of $100,000 as at January 31, 2017 and April 30, 2016 consists of a security deposit in the amount of $100,000 in accordance with a management services agreement which is detailed in "Related Party Transactions".

During the nine month period ended January 31, 2017, reclamation bonds increased by $399 as a result of an unrealized foreign exchange gain as the reclamation bonds are denominated in US dollars and registered with the Wyoming Department of Environmental Quality.

Liabilities

During the nine month period ended January 31, 2017, payables and accrued liabilities increased by $26,044 which primarily relates to increased business development activities during the period.

Amounts due to related parties decreased by $2,599 during the nine month period ended January 31, 2017 which is attributable to payments made to related parties, net of additional services provided during the period.  For further details with respect to related party balances and transactions, refer to "Related Party Transactions".

During the nine month period ended January 31, 2017, there was no change in the balance of future reclamation provisions which relates to cleanup costs for the Moran Lake Property which the Company abandoned in a prior year.  The timing of the cleanup costs is uncertain.

Equity

There was no change in the balances of capital stock or reserves during the nine month period ended January 31, 2017.

Deficit increased by the net loss for the nine month period ended January 31, 2017 in the amount of $736,729.

CAPITAL STOCK

The Company's authorized capital consists of unlimited number of common voting shares without par value and an unlimited number of variable voting shares without par value (collectively, the "Voting Shares"), and has securities outstanding as follows:

	As At
Security Description	January 31, 2017	Date of Report
Voting Shares – issued and outstanding	18,812,301	57,636,409
Director, employee and contractor options – outstanding	-	5,150,000
Shares issuable on exercise of warrants	13,333,333	32,601,515
Voting Shares – fully diluted	32,145,634	95,387,924

Share and warrant issuances

There were no share or share purchase warrant issuances during the nine month period ended January 31, 2017 or the year ended April 30, 2016.

Subsequent to the nine month period ended January 31, 2017, the Company consolidated its outstanding shares on the basis of one post-consolidation share for every one and one-half (1.5) pre-consolidation shares.  All references to share and per share amounts have been retroactively restated to reflect this share consolidation.

Canada Jetlines Ltd.
(formerly "Jet Metal Corp.")
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2017
Date Prepared: March 30, 2017

RELATED PARTY TRANSACTIONS

Related parties and related party transactions impacting the accompanying condensed interim consolidated financial statements are summarized below and include transactions with the following individuals or entities:
Key management personnel
Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company's Board of Directors, corporate officers, including the Company's Chief Executive Officer, Chief Financial Officer, and Vice Presidents.
Remuneration attributed to key management personnel for the nine month periods ended January 31, 2017 and 2016 is summarized as follows:
	January 31, 2017	January 31, 2016

Short-term benefits(1)	$69,722	$47,127
(1) Include base salaries and directors' fees, pursuant to contractual employment or consultancy arrangements, management and consulting fees:
•	Nine month period ended January 31, 2017: King & Bay West - $24,722; MJM Consulting Corp. - $45,000
•	Nine month period ended January 31, 2016: King & Bay West - $37,127; MJM Consulting Corp. - $10,000

Other related party transactions and balances

King & Bay West Management Corp. is an entity that is owned by Mr. Mark J. Morabito, the Executive Chairman and former President and Chief Executive Officer of the Company.  King & Bay West employs or retains certain directors, officers and consultants of the Company and provides administrative, management, finance, legal, regulatory, business development and corporate communications services to the Company. These services are provided to the Company on an as-needed basis and are billed based on the cost or value of the services provided to the Company.  The fees are consistent with what King & Bay West charges its clients for similar services. The amount set out in the table below represents amounts paid or accrued to King & Bay West for the services of King & Bay West personnel and for overhead and third party costs incurred by King & Bay West on behalf of the Company.

MJM Consulting Corp. is an entity that is owned by Mr. Mark J. Morabito, the Executive Chairman and former President and Chief Executive Officer of the Company.  MJM Consulting Corp. provides consulting and management services to the Company in Mr. Morabito's executive roles. The fees are consistent with what MJM Consulting Corp. charges its clients for similar services.

Transactions entered into with related parties other than key management personnel during the nine month periods ended January 31, 2017 and 2016 include the following:

	January 31, 2017	January 31, 2016

King & Bay West	$326,098	$131,246

Deposit as at January 31, 2017 and April 30, 2016 consists of a security deposit in the amount of $100,000 paid to King & Bay West in accordance with the management services agreement between King & Bay West and the Company (the "Management Services Agreement").  Upon termination of the Management Services Agreement, the security deposit will be applied to the final invoice rendered by King & Bay West to the Company.

Canada Jetlines Ltd.
(formerly "Jet Metal Corp.")
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2017
Date Prepared: March 30, 2017

Amounts due to related parties as at January 31, 2017 include the following:

•
King & Bay West - $247,162 (April 30, 2016 - $254,123).  The amount due to King & Bay West includes a term loan in the amount of $206,810 (April 30, 2016 - $206,810) which becomes due on March 31, 2017.

•	MJM Consulting Corp. - $5,483 (April 30, 2016 - $1,121).

The amounts due to related parties are non-interest bearing.

Debt settlement

On September 16, 2014, the Company entered into a debt settlement agreement with King & Bay West and MJM Consulting Corp. (the "Debt Settlement Agreement").  As of the date of the Debt Settlement Agreement, Mark Morabito was not an executive or director of the Company.  Under the terms of the Debt Settlement Agreement, King & Bay West agreed to forgive $246,063, including Goods and Services Tax of $20,911, payable by the Company, restructure $246,063 payable by the Company into a non-interest bearing two year term loan (the "Term Loan"), and convert $154,187 payable by the Company into 685,277 fully paid and non-assessable common shares of the Company.  These common shares were valued at $179,885 and resulted in a loss on settlement of debt in the amount of $25,698.  In addition, MJM Consulting Corp. agreed to convert $91,875 payable by the Company into 408,333 fully paid and non-assessable common shares of the Company.  These common shares were valued at $107,188 and resulted in a loss on settlement of debt in the amount of $15,313.  The common shares were issued on December 9, 2014.

During the year ended April 30, 2015, the Company applied payments in the amount of $39,253 to the Term Loan.  No additional payments have been applied as of January 31, 2017.

On September 16, 2016, the Company and King & Bay West amended the terms of the Debt Settlement Agreement to revise the repayment date of the Term Loan to March 31, 2017.

Subsequent to the nine month period ended January 31, 2017, the Company settled the outstanding balance of the Term Loan by paying cash in the amount of $106,810 and issuing 333,333 common shares of the Company at a deemed price of $0.30 per common share.

Transactions with related parties were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

GOING CONCERN

The consolidated financial statements of the Company have been prepared using IFRS on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  At present, the Company has no current operating income or cash flows.  The continuing operations of the Company are dependent upon the Company's ability to continue to raise adequate financing and to commence profitable operations in the future.  The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms.

As at January 31, 2017, the Company had working capital of $643,082 (April 30, 2016 – $1,380,210) and a deficit of $111,206,260 (April 30, 2016 – $110,469,531).  As a result of financing completed subsequent to the nine month period ended January 31, 2017, management has assessed that working capital is sufficient for the Company to maintain its operations and activities for the next 12 months, as detailed in "Liquidity and Capital Resources".

Canada Jetlines Ltd.
(formerly "Jet Metal Corp.")
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2017
Date Prepared: March 30, 2017

CRITICAL ACCOUNTING ESTIMATES

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets, liabilities, shareholders' equity, and the disclosure of contingent assets and liabilities, as at the date of the financial statements, and expenses for the periods reported.  Actual results could differ from those estimates.

Critical Judgements

The preparation of the condensed interim consolidated financial statements requires management to make judgements regarding the going concern of the Company, as previously discussed, as well as the determination of functional currency. The functional currency is the currency of the primary economic environment in which an entity operates, and has been determined for each entity within the Company. The functional currency for the Company and its subsidiaries has been determined to be the Canadian dollar.

Key Sources of Estimation Uncertainty

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant.

Significant estimates made by management affecting the consolidated financial statements include:

Share-based Payments

 Estimating fair value for granted stock options and compensatory warrants requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option or warrant, volatility, dividend yield, and rate of forfeitures and making assumptions about them.

Deferred Tax Assets and Liabilities

 The estimation of income taxes includes evaluating the recoverability of deferred tax assets and liabilities based on an assessment of the Company's ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets and liabilities will not be realized. The ultimate realization of deferred tax assets and liabilities is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management's assessment of the Company's ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets or liabilities, and deferred income tax provisions or recoveries could be affected.

Recoverability of Exploration and Evaluation Assets

 The Company is in the process of exploring and evaluating its exploration and evaluation assets and has not yet determined whether the properties contain mineral reserves that are economically recoverable.  The recoverability of the amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development of those mineral reserves and upon future production or proceeds from the disposition thereof.

Canada Jetlines Ltd.
(formerly "Jet Metal Corp.")
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2017
Date Prepared: March 30, 2017

Useful Life of Property and Equipment

Equipment is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations.

Future Reclamation Provision

The Company assesses its provision for reclamation related to its exploration and evaluation activities at each reporting period or when new material information becomes available. Accounting for reclamation obligations requires management to make estimates of the future costs that will be incurred to complete the reclamation to comply with existing laws and regulations. Actual future costs that will be incurred may differ from those amounts estimated as a result of changes to environmental laws and regulations, timing of future cash flows, changes to future costs, technical advances, and other factors. In addition, the actual work required may prove to be more extensive than estimated because of unexpected geological or other technical factors. The measurement of the present value of the future obligation is dependent on the selection of a suitable discount rate and the estimate of future cash outflows. Changes to either of these estimates may materially affect the present value calculation of the obligation.

ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 3 to the consolidated financial statements for the year ended April 30, 2016.

New Accounting Pronouncement

The following accounting pronouncement has been made, but is not yet effective for the Company as at January 31, 2017.  The Company is currently evaluating the impact of the amended standards on its consolidated financial statements.

In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments ("IFRS 9"), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity's own credit risk in the other comprehensive income or loss section of the entity's statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2018, with early adoption permitted.

FINANCIAL INSTRUMENTS

The Company's financial assets and liabilities are recorded and measured as follows:

Asset or Liability	Category	Measurement
Cash and cash equivalents	FVTPL	Fair value
Marketable securities	FVTPL	Fair value
Loan receivable	Loans and receivables	Amortized cost
Other receivables	Loans and receivables	Amortized cost
Available-for-sale investment	Available-for-sale	Cost
Reclamation bonds	Held to maturity	Amortized cost
Payables and accrued liabilities	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

Canada Jetlines Ltd.
(formerly "Jet Metal Corp.")
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2017
Date Prepared: March 30, 2017

The fair value of the Company's loan receivable, other receivables, payables and accrued liabilities, and amounts due to related parties approximate carrying value, due to their short-term nature.  The Company's cash and cash equivalents and marketable securities are measured at fair value under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities.  The Company's available-for-sale investment is measured at cost on the basis that the common shares do not have a quoted market price in an active market and the fair value cannot be reliably measured.  The Company's other financial instruments, being reclamation bonds, are measured at amortized cost.

The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and cash equivalents, loan receivable and other receivables. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions. The Company has no investments in asset-backed commercial paper. The Company's other receivables consist mainly of Goods and Services Tax receivable due from the Government of Canada and accrued interest receivable due from a major financial institution.  Loan receivable is due from Jetlines Operations and is secured by a general security agreement.  The Company does not believe it is exposed to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 14 of the accompanying condensed interim consolidated financial statements.  As a result of closing the Transaction and Public Offering subsequent to the nine month period ended January 31, 2017, management believes the Company has sufficient funds to support ongoing operating expenditures and meet its liabilities as they fall due.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

(a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of any short-term investments included in cash and cash equivalents is minimal because these investments generally have a fixed yield rate.  The principal balance of the loan receivable bears interest at a fixed yield rate.

(b) Price risk

The Company is exposed to price risk with respect to commodity prices and equity prices, since the Company possesses investments in publicly traded securities.  The Company closely monitors those prices to determine the appropriate course of action to be taken by the Company. However, there can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the carrying value of these securities.

Canada Jetlines Ltd.
(formerly "Jet Metal Corp.")
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2017
Date Prepared: March 30, 2017

(c) Currency risk

The Company's expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at January 31, 2017, the Company has accounts payable denominated in US dollars of US$62,184, cash of US$3,740 and reclamation bonds of US$8,300.  A 10% change in the Canadian dollar versus the US dollar would give rise to a gain/loss of approximately $6,500.

RISK FACTORS

The exploration of mineral deposits involves significant risks and uncertainties, which even a combination of careful evaluation, experience and knowledge may not eliminate. In addition, the transaction with Jetlines Operations involves significant risks and uncertainties.  Certain of the more prominent risk factors that may materially affect the Company's future performance, in addition to those referred to above, are listed hereunder.

Uncertainties associated with the Transaction

The Transaction has resulted in the integration of companies that previously operated independently. An important factor in the success of the Company going forward will be the ability of the management of the Company to integrate all or part of the operations, systems and technologies of the Company and Jetlines Operations. The Transaction and/or the integration of the two businesses can result in unanticipated operational problems and interruptions, expenses and liabilities, the diversion of management attention and the loss of key employees. There can be no assurance that the business integration will be successful or that the combination will not adversely affect the business, financial condition or operating results of the Company or Jetlines Operations. There can be no assurance that the Company will not incur additional material costs in subsequent quarters to reflect additional costs associated with the Transaction or that that the benefits expected from the Transaction will be realized.

Entry into New Business Activities

Completion of the Transaction has resulted in a combination of the current business activities carried on by each of the Company and Jetlines Operations as separate entities. While the Company has had minimal operations for several years, the combination of these activities into the merged entity may expose the Company's shareholders and creditors to different business risks than those to which they were exposed prior to the Transaction. In particular, shareholders will gain exposure to the business of Jetlines Operations.

Ability to Obtain Additional Capital

The ability of the Company to execute its build-out strategy and achieve operations will depend on acquiring substantial additional financing through debt financing, equity financing or other means. There are no assurances that such financing will be available, or if available, available upon terms acceptable to the Company. Failure to obtain such financing may result in the delay or indefinite postponement of such growth strategy or even impact the ability of the Company to continue as a going concern.

There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. If additional financing is raised by the Company through the issuance of securities from treasury, control of the Company may change and shareholders may suffer dilution. If additional financing is not available, or if available, not available on satisfactory terms, this could result in a material adverse effect or could require the Company to reduce, delay, scale back or eliminate portions of its actual or proposed operations at the applicable time or could prevent the Company from continuing as a going concern. In such circumstance, purchasers could lose their entire investment in the Company.

Canada Jetlines Ltd.
(formerly "Jet Metal Corp.")
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2017
Date Prepared: March 30, 2017

General economic conditions in Canada, the United States and other parts of the world

Consumer purchases of discretionary items, which include the purchase of the Company's airfares and other products of the Company, may be adversely affected by economic conditions such as employment levels, salary and wage levels, the availability of consumer credit, inflation, interest rates, tax rates, fuel prices and consumer confidence with respect to current and future economic conditions. Consumer purchases may decline during recessionary periods or at other times when unemployment is higher or disposable income is lower. Consumer willingness to make discretionary purchases may decline, may stall or may be slow to increase due to national and regional economic conditions.

There remains considerable uncertainty and volatility in the Canadian and U.S. economy. Further or future slowdowns or disruptions in the economy could adversely affect passenger demand for the Company's airfares and products and could materially and adversely affect the Company and its growth plans. The Company may not be able to maintain its recent rate of growth in net revenue if there is a decline in consumer spending. In addition, a deterioration of economic conditions and future recessionary periods may impact the other risks faced by the Company's business, including those risks it may encounter as it attempts to execute growth plans.

The Company has a history of losses and expects to incur losses for the foreseeable future.

The Company has incurred losses since its inception and expects to incur losses for the foreseeable future. The Company expects to continue to incur losses unless and until such time as airline operations commence and generate sufficient revenues to fund continuing operations. The development of the Company's airline operations will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of the licensing process, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, and the execution of agreements with strategic partners and service providers.  Some of these factors are beyond the Company's control. There can be no assurance that the Company will ever launch airline operations or achieve profitability.

The Company's securities are subject to price volatility.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations that have not been necessarily related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in the Company's share price will not occur. It may be anticipated that any quoted market for our common shares will be subject to market trends generally, notwithstanding any potential success in creating revenues, cash flows or earnings. The value of the Company's common shares will be affected by such volatility.

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off balance sheet financing arrangements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in the Company's internal controls over financial reporting during the nine month period ended January 31, 2017 that have affected, or which are reasonably likely to materially affect, its internal control over financial reporting.

Canada Jetlines Ltd.
(formerly "Jet Metal Corp.")
Management Discussion & Analysis
For the Nine Month Period Ended January 31, 2017
Date Prepared: March 30, 2017

SUBSEQUENT EVENTS

The following reportable events occurred subsequent to the nine month period ended January 31, 2017:

•	On February 2, 2017, the Company paid King & Bay West $106,810 which was applied to the Term Loan.

•
On February 14, 2017, the Company closed the Public Offering pursuant to which it sold 22,778,700 Subscription Receipts at a price of $0.30 per Subscription Receipt for gross proceeds in the amount of $6,833,610.

•	On February 20, 2017, the Company advanced Jetlines Operations an additional $50,000 in accordance with the Loan Agreement, as amended.

•
On February 28, 2017, the Company issued 333,333 common shares at a deemed price of $0.30 per common share to King & Bay West to settle the remaining balance of the Term Loan in the amount of $100,000.

•	On February 28, 2017, the Company and Jetlines Operations closed the Transaction, including:

o
The Company consolidated its outstanding common shares on the basis of one post-consolidation common share for every one and one-half (1.5) pre-consolidation common shares. It also restructured its share capital into two classes of shares: common voting shares and variable voting shares.

o	The Company continued as a Federal corporation pursuant to the Canada Business Corporations Act and changed its name to "Canada Jetlines Ltd."

o	The Company issued 15,268,638 voting shares in exchange for all of the issued and outstanding common shares of Jetlines Operations. Jetlines Operations became a wholly owned subsidiary of the Company.

o
The Company issued 22,778,700 units upon receipt of the net proceeds from the Public Offering in the amount of $6,502,970. Each unit consists of one voting share and one-half of one share purchase warrant.  11,389,350 share purchase warrants were issued with an exercise price of $0.50 and expiry of February 28, 2019.  In connection with the Public Offering, the Company issued 443,544 voting shares and paid cash in the amount of $44,354 to a third party for finder's fees.  The Company also issued 1,708,401 agent warrants with an exercise price of $0.30 and expiry of February 28, 2019.

•	On February 28, 2017, the Company issued 4,475,000 stock options with an exercise price of $0.30 and expiry of February 28, 2022.

•	On February 28, 2017, the Company issued 675,000 stock options with an exercise price of $0.34 and expiry of July 22, 2020.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company's Annual Report on Form 20-F, is on SEDAR at www.sedar.com.

APPROVAL

The Board of Directors of the Company has approved the disclosures contained in this MD&A.